Form C

Offering Statement

of

Creamy Coconuts, LLC (dba kubé nice cream)
(the "issuer," the "company," "we," "our," "us")

Pursuant to 17 CFR §227.201, an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Creamy Coconuts, LLC	Limited liability company	California	January 19, 2016	28304 Armour Street, Hayward, CA 94545	www.kubénicecream.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:
(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Name	Position(s) with the Issuer	Time period position(s) with the issuer have been held	Principal occupation and employment	Organization in which such occupation and employment has taken place
Kai B. Nortey	CEO/ Co-Founder/Member	2016-2018	Integrated Marketing Communications/ PR	N/A
Ernest Nee-Nueh Nortey	Co-Founder/Member	2016-2018	Senior Technical Writer	Coupa Software

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Kai B. Nortey	50%
Ernest Nee-Nueh Nortey	50%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

What is kubé nice cream?

We are an artisan food production company that produces non-dairy, raw coconut ice cream-- kubé nice cream. We value food justice, integrity, real food with no chemicals, restoring community health, and local food systems.

Our mission is to uplift, revitalize, and environmentally sustain an ethnically inclusive food-justice and health economy by producing the most authentic non-dairy, raw coconut nice cream without bleaching chemicals.

We hand-crack mature coconuts and cold-press the cream out of the fiber to make small batches of nice cream with plant-based flavors. Customers, along with vegan chefs, food experts, celebrities, and PR influencers have spoken positively about the quality of kubé nice cream. Some of the things they have said are: it's creamy; it dissipates on the tongue easily; and its flavors are fresh and bold, with no strong coconut flavor. Some have said that it tastes like the best artisan dairy ice cream they have ever had--but kubé nice cream is non-dairy.

I haven't tasted flavors this bold and pronounced from any other ice cream brand. It is truly unique. The key lime feels like biting into a fresh lime--what an amazing palate cleanser! In fact, I love all the citrus flavors. Then there's the cardamom, which I was certain I wouldn't like, but ended up loving. And then the vanilla studded with vanilla seeds, and the toasted pecan and salted caramel...it just goes on and on. There is no detectable coconut taste, and it's just sweet enough for the flavors to sing through. Smooth, dense, creamy--it is truly a premium dessert."

— Miyoko S. from Miyoko's https://miyokos.com/

We have created an artisan method to make our raw coconut nice cream. This method requires us to use our patent-pending, commercial food-grade device to shred mature coconuts and cold-press raw coconut cream out of the fiber. We and others find that this method creates a creamier, fresher taste, compared to pasteurized coconut cream made by other brands. Unlike some other brands of coconut ice cream, we do not use artificial flavors, artificial colors, soy, peanuts, bleaching chemicals, or preservatives. In particular, we do not use sodium metabisulfite, a bleaching chemical preservative that is used in the entire coconut cream and coconut milk industry. Sodium metabisulfite is used in the coconut industry to extend shelf life of all coconut cream, coconut milk, and coconut shred products. The FDA does not legally require sodium metabisulfite to be listed in a product's ingredients if there are 10 parts per million or fewer of the preservative in the product. Many people are allergic to sulfites and do not know that sodium metabisulfite is used in coconut products, including non-dairy, coconut desserts. However, there is evidence that sodium metabisulfite can cause both gastrointestinal and hormonal issues in humans and animals. Due to our food-justice values, we will never use sodium metabisulfite or other preservatives. Our product already has a shelf life between 6 months and 1 year in the frozen dessert category.

We believe in funding living wage jobs and restoring value, integrity, and healthy relationships back to people and diverse communities. We plan to build an ethnically inclusive, diverse staff, such as mothers returning back to work, people of color who have been excluded from the plant-based food industry, disabled people, and formerly incarcerated people.

We have an environmental sustainability model, where we give our byproducts (coconut shells and coconut fiber) to urban regenerative soil farms and organic gardens in Oakland, California. Our byproducts make nutrient-dense compost regenerative soil for organic vegetables and fruits.

 Business Plan

We have been developing our process and recipes and exploring specialized equipment to make our product since 2014. Product development and R&D, with regard to our patent-pending coconut device, occurred in years 2016 and 2017. In 2018, we began operations--selling our product at cultural and corporate events, weddings, farmers markets, and through online orders--this year.

In year one, 2018-2019, we plan to continue to increase our sales of product at corporate and cultural events, pop-ups, and farmers markets to gain brand recognition and brand preference before opening up a storefront. We plan to order more industrial ice cream equipment and automatic coconut equipment to support our production needs to meet the current demand. This demand requires us to hire between six and ten employees to support our operations and daily production. It is imperative that we develop a strong food-justice organizational and staff culture in order to attract and retain food-justice enthusiasts, as well as to develop new local food systems that restore health, integrity, and trusted relationships back to people and health conscious consumers. To help us do that, we plan to hire a consultant specializing in both strategic communications and organizational operations. This consultant will be values-aligned with us to help us attract and retain team members who share our mission around food justice..

In year two, 2019-2020, we plan to lease our own commercial kitchen that will be between 800 and 1200 square feet in the Bay Area. Right now we rent a shared kitchen which restricts our operational needs. Having a space of our own will give us more control and flexibility to produce nice cream whenever we need. We will produce and package nice cream in gallon containers, 16 oz pints, and 3.5 oz mini containers. We will sell product to Bay Area corporate and cultural events, to cafes and local health food stores, and via local online orders using a food courier service. We plan to pilot a few food courier services that will deliver kubé nice cream pints directly to households in the Bay Area. We also plan to wholesale to vegan restaurants, local values-aligned health food stores and cooperative grocery stores in Oakland, Berkeley, San Francisco, Palo Alto, and Santa Cruz, California. We intend to pilot our own small freezers, containing our mini containers in local health food stores and cafes, so that our product is highly distinguished and branded correctly in the non-dairy, frozen dessert category. We must have our own branded freezers in local health food stores to distinguish us. We do not know of any other company in the Northern Bay Area that makes non-dairy, raw coconut ice cream using raw, cold-pressed coconut cream without bleaching chemicals (no sodium metabisulfite).

In late 2020, we plan to create a storefront in a busy, developed area of either Oakland or Berkeley, California where foot traffic is high, to sell nice cream scoops and 16 oz containers and 3.5 oz containers of nice cream. At the same time, we intend to maintain a steady presence at a local farmers market in Oakland on the weekend.

By 2022, we plan to develop a franchise model of our artisan production method and storefront model, so that other food-justice entrepreneurs can replicate our local, non-dairy food systems of kubé nice cream in other states and other tropical countries.

(e) The current number of employees of the issuer.

The two co-founders listed in Item (c) above.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

Each prospective investor is hereby advised (a) that investing in securities involves a high degree of risk, including risk of losing the entire investment, and (b) to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Foodborne illness
Although we will use food safety and sanitary practices according to applicable regulations and best practices in the food industry, it is possible our product could become contaminated and that in that event customers could become ill from consuming it. The product could spoil if left outside of a freezer for over 60-minutes and would need to be thrown away at that point. If it is consumed after being left out for that long, the person who eats it could become ill. People with compromised immune systems could get sick from eating our product. This is because there are natural enzymes and natural bacteria which are in raw fruit, including the raw coconut we use to make our product, that a healthy person would otherwise be able to ward off.

Spoilage
If the product is left outside of a freezer for over 60 minutes it will spoil and begin to ferment. If this happens, it would result in loss of product that would lead to extra expense and loss of income for the company.

Environmental and climate disasters and changes

Natural disasters such as earthquakes, tropical storms, hurricanes, wind or dust storms, flooding, drought, erosion, rock slides, as well as environmental and climate changes, could affect the growth, transportation, and delivery of coconuts. This could affect our ability to produce nice cream and result in a loss. We plan to import coconuts from multiple countries in order to lessen this risk.

New business

The founders have been making raw coconut frozen desserts for four years and have learned the process for making the coconut cream and about the sanitation necessary to ensure that it is safe to consume. However, they have no prior experience running a business. The success of the business may depend on their obtaining the skills to manage a business by receiving training or from consultation with experienced business advisors.

Inability to compete

We may not have sufficient financial resources to successfully compete in the frozen dessert business. A large number of enterprises provide products or services in this industry. Although we are distinct from many established businesses in that we use raw coconut cream without preservatives or pasteurization, and we believe the demand for raw, plant-based products is increasing, we will still be competing with established businesses that have an operating history and have greater financial resources, management experience and market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

Regulatory issues

Our failure to comply with government rules and regulations may harm our business. Our business must comply with local, state and federal rules and regulations covering standard business, taxation and environmental requirements. We are also subject to additional regulations specific to food. We believe that we will be able to comply with the rules and regulations governing our business, but if we do fail to comply, we may be subject to fines or other penalties, or our permit or license may be lost or suspended. We may have to stop operating and our investors may lose their entire investment.

Key persons

Much of the company's success depends on the skills, experience, and performance of its key persons and on our suppliers' knowledge and skills, as we have carefully selected these suppliers to meet our needs. The loss of the services of any of the key members of personnel and/or suppliers, or the company's inability to recruit, train, and retain key personnel and/or suppliers may have a material adverse effect on the company's business, operating results, and financial condition.

Co-founder control

Control of the company and all of its operations are solely with its two co-founders and will likely remain with them. Investors must rely upon the judgment and skills of the co-founders.

Failure to meet financing goals

We may not raise sufficient funds to develop or enhance our products or respond to competitive pressures. Such limitation may have a material adverse effect on the company's business, operating results and financial condition. We have incurred startup organizational costs since inception and may incur future losses. We have not yet generated a profit from operations. As of the date of our most recent financial statements, we had accumulated aggregate organizational costs of $85,000 that the co-founders personally invested. As our company is in its startup phase, we expect to experience additional losses from operations and we cannot predict exactly when or if we will become profitable. If we achieve profitability, we may not be able to sustain it.

No guarantee of return on investment

No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment. Each prospective investor should carefully read our Form C, this Offering Statement, and all exhibits and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

Tax risks

No representation or warranty of any kind is made by the company, the members, managers, counsel to the company, or any other professional advisors thereto with respect to any tax consequences of any investment in the company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Revisions to use of proceeds

It is possible that the use of the proceeds will be revised by management. If proceeds from this offering are insufficient in terms of the actual start-up costs, the company could experience financial problems, which may adversely affect its ability to implement its business plan. Management will have significant flexibility in applying the net proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on the company's business, prospects, financial condition, and results of operations.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $50,000, and the deadline to reach this amount is November 2, 2018.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $579,000. Oversubscriptions will be allocated on a first-come, first-served basis.

(i) A description of the purpose and intended use of the offering proceeds.

If we raise our minimum target offering amount of $50,000 we plan to use the proceeds to purchase automatic coconut equipment to increase capacity and to meet the demand for our nice cream.

If we raise more than the minimum target offering amount, we intend to use the proceeds as follows:

Use	Maximum proceeds allocated
Leasing our own commercial kitchen in Oakland will support our need to produce more nice cream for corporate and cultural events, farmers markets, and health food stores.	$24,000
Freezing equipment, automatic coconut processing equipment, and juice presses that will allow us to produce a larger volume of nice cream more quickly.	$240,000
Values-aligned consultant in organizational operations and strategic communications to	$20,000

support work culture, communication across all operations, hiring and retention of values-aligned staff, and obtaining certification as a B Corp.	
Inventory of ingredients.	$20,000
Six to ten values-aligned team members at salaries of $16-$18 per hour.	$255,000
Fair-trade partnerships with farmers in Guatemala, the Philippines, and Central America to purchase a shipping container of mature coconuts.	$20,000
Total	$579,000

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (dba Crowdfund Mainstreet) ("CMS") will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

A description of the process to complete the transaction is included in the investor education materials provided on the CMS platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at its face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The only class of security the company has is the promissory notes (the "Notes," each, a "Note") to be issued in this offering.

The Notes will have the following principal provisions:

When Paid in Full: Outstanding principal and accrued interest on each Note will be considered paid in full when the company has paid the investor the Repayment Amount, defined as the original investment amount multiplied by 1.35. Notwithstanding the foregoing, all outstanding principal and interest shall be due and payable no later than March 31, 2026.

Payments: Beginning on March 31, 2021, the company shall make annual payments to the investor within 90 days following the end of each fiscal year, until the Repayment Amount is paid in full, the full Repayment Amount to be paid no later than March 31, 2026.

The annual payment shall be each investor's pro rata share (a fraction, the numerator of which is investor's original investment amount, and the denominator of which is the total amount of the outstanding principal and unpaid interest, if any, on all of the Notes which contain substantially the same terms, except for the Repayment Amount) of forty percent (40%) of the company's "Net Revenue" (all of the Borrower's cash receipts less cost of goods and all expenses including taxes, interest on other indebtedness (if any), and depreciation).

The company's accountant shall calculate Net Revenue on a cash basis at the end of each fiscal year.

Under no circumstances shall payments to any investor exceed what is allowed under California law governing usury.

Prepayment: The company may pay off any or all of the Notes in their entirety at any time by paying one, some, or all of the investors any unpaid part of the Repayment Amount for any or all of the amounts owed to the investors under the Notes. The company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the investors based on the amount of their original investments.

Investor Information Rights: The company will deliver to the investors unaudited annual financial statements no later than 90 days following the close of the fiscal year.

Security: The Notes will be unsecured obligations of the company.

Subordination: The Notes shall be subordinated to all indebtedness of the company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Assignment: The Notes may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

Amendment: Any provision of a Note (other than the loan amount or the Repayment Amount) may be amended, waived or modified upon the written consent of the company and the holders of a majority (by unpaid principal amount) of the Notes. Any provision of a Note may be amended by mutual agreement of the parties.

Investors' rights under the Notes may only be modified or limited as described under "Amendment" above.

Investors will not have voting rights or ownership of the company. The company is owned and managed by its co-founding members listed in Item (c).

The above is intended to be only a summary of some of the key terms of the Notes. The above is not a complete description of the terms of the Notes. Please see the form of Note attached hereto as Exhibit A for the complete terms of the investment.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The company has no shareholders. The company's two members/co-founders have the absolute right to make decisions with respect to the assets of the company. It is possible that the members/co-founders could make a decision that has negative consequences for the company and therefore the investors in the Notes.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see Item (c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Each Note is valued at its face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

The investor's rights under the Note may only be amended as described in Item (m)(1) above. In the event of a change of control of the company, the Note would remain binding on the company's successors. Please see Item (f) above for other risk factors.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the Note may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(4) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

(b) For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (dba Crowdfund MainStreet). The SEC file number of the intermediary is CMS SEC file number is 007-00133. The intermediary does not have a CRD number.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:

(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and

(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to CMS is 6.5% of offering proceeds that are actually distributed to the issuer.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

We have $18,000 in revolving debt from business credit cards. The interest rate is 15.99%.

(q) A description of exempt offerings conducted within the past three years.

We have a concurrent offering of debt and equity under SEC Rule 506(c). No securities have been sold yet, but we have a non-binding commitment of $30,000. The use of proceeds of this offering will be the same as the use of proceeds for the offering described in this Offering Statement.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount

the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Operations

Between 2014 and 2017, the company focused on research and development for nice cream recipes and coconut processing tools, including our patent-pending, commercial food-grade (304 SS) coconut scraper device. We designed the device over the course of two years, with four prototypes and the support of a mechanical engineer. The device is a core part of our process for making nice cream. The co-founders personally invested a total of $85,000 into the company from 2016 to 2018. This investment went towards all research and development, costs of industrial ice cream equipment and an industrial juice press, legal and patent-pending fees, and the hiring of a mechanical engineer contractor.

In 2018, we began operations to sell kubé nice cream at Bay Area cultural events, online orders, corporate events, and farmers' markets to build brand recognition and brand preference.

Liquidity and Capital Resources

We have not yet achieved profitability and want to build our capacity to produce a steady volume of product so that we can. As described in Items (d) and (i) above, we plan to lease our own commercial kitchen instead of renting a shared kitchen that restricts our operational needs. We plan to hire a staff of six to ten team members and purchase additional equipment so that we can produce more and meet the demand for our product. This offering and a concurrent SEC Rule 506(c) private offering will help us to do this.

With increased capacity, we will be able to continue and increase our sales of product at corporate and cultural events, as well as at farmers markets and will be able to begin sales to grocery stores, restaurants, and cafes; to open a storefront; and to utilize a food courier service to deliver product directly to households. By 2022, we plan to develop a franchise model of our artisan production method and storefront model so that other food-justice entrepreneurs can replicate our local food system, of kubé nice cream in other states and other tropical countries. Our goal is to achieve profitability by 2025 by reaching these milestones.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $107,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the

issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $107,000, but not more than $535,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $535,000, financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $535,000, but not more than $1,070,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's reviewed financial statements have been filed as an attachment to the issuer's Form C.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the CMS platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such report will be available on the issuer's website.

The annual report will be posted on an investor page of www.kubenicecream.com by April 30, 2019.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

None.

EXHIBIT A
FORM OF NOTE

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Loan:	_____________________
Amount of the Loan:	_____________________
City and State of Lender:	_____________________
Payment Start Date:	March 31, 2021

For value received, Creamy Coconuts, LLC, a California limited liability company (the "***Borrower***" or the "***Company***"), hereby promises to pay to the order of ______ (the "***Lender***" or the "***Investor***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below, subject to the terms of this agreement and on the Crowdfund Mainstreet platform.

1. Definitions.

a. "***Default Notice***" means notice from the Senior Creditors to the Borrower that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt.

b. "***Investors***" or "***Lenders***" means all of the purchasers of the Notes.

c. "***Net Revenue***" means all of the Borrower's cash receipts less cost of goods and all expenses including taxes, interest on other indebtedness (if any), and depreciation. For purposes of calculating Net Revenue, the Company's accountant shall calculate Net Revenue on a cash basis following the end of each fiscal year.

d. "***Note***" means this Note. "***Notes***" means all of the Notes which contain substantially the same terms as this Note (except for the Repayment Amount).

e. "***Payment Start Date***" means the date specified above.

f. "***Pro Rata Share***" shall mean the ratio that results from dividing the Amount of the Loan by the total amount loaned by all Lenders.

g. "***Repayment Amount***" means the Amount of the Loan multiplied by 1.35.

h.   "***Senior Debt***" means all indebtedness of the Borrower to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions and/or other institutions regularly engaged in the business of lending money.

i.   "***Senior Creditors***" means the holders of Senior Debt.

2.   Basic Terms.

a.   <u>When Paid in Full.</u> The Note will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount. Notwithstanding the foregoing, all outstanding principal and interest shall be due and payable no later than March 31, 2026.

b.   <u>Interest Rate.</u> The interest rate on this Note is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws. Notwithstanding any provision herein to the contrary, the interest rate on this Note shall be no less than the Applicable Federal Rate.

3.   Payments.

a.   <u>Annual Payments.</u> Beginning on the Payment Start Date, the Borrower will make an annual payment to the Lender (or cause the payments to be made through an agent) within ninety (90) days of the end of each fiscal year.

b.   <u>Amount of Each Payment.</u> Each year, the Lender shall be entitled to receive from the Borrower the Lender's Pro Rata Share of the following amount:

40% x Net Revenue

Under no circumstances shall payments to the Lender exceed what is allowed under California law governing usury.

c.   <u>Order of Application of Payments.</u> All payments under this agreement shall be applied first to interest and then to principal.

4.   Prepayment. The Borrower may pay off any or all of the Notes in their entirety at any time by paying one, some, or all of the Lenders any unpaid part of the amounts owed to them under the Notes. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on their original loan amounts under the Notes.

5.   Characterization of Investment. The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6.   Company Representations

a.   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b.   The execution, delivery and performance by the Company of this instrument is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current articles of organization or operating agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c.   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company; or (iv) result in the suspension, forfeiture or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d.   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's approvals; and (ii) any qualifications or filings under applicable securities laws.

7.   **Investor Representations**

a.   The Company May Rely on These Representations. The Investor understands that the Company's offer and sale of this Note has not been registered under the Securities Act of 1933, as amended, because the Company believes, relying in part on the Investor's representations in this agreement, that an exemption from such registration requirement is available for such sale. The Investor understands that the availability of this exemption depends upon the representations the Investor is making to the Company in this agreement being true and correct.

b.   No Resale for One Year. The Investor understands that this Note may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for this Note.

c.   No Resale Without Registration or Exemption. The Investor has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

d.   Investor Can Protect Own Interests. The Investor can properly evaluate the merits and risks of purchase of this Note and can protect his, her or its own interests in this regard, whether by reason of his, her or its own business and financial expertise; the business and financial expertise of certain professional advisors unaffiliated with the Company with whom the Investor has consulted; or Investor's preexisting business or personal relationship with the Company or any of its officers, directors or controlling persons.

e. Investor Recognizes Economic Risk. The Investor understands that the purchase of this Note involves a high degree of risk, and that the Company's future prospects are uncertain. The Investor has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company. The Investor has fully reviewed the information the Company has provided on the Crowdfund Main Street platform, including the Company's Form C, and all amendments thereto, in connection with the purchase and sale of this Note. The Investor understands the risks involved in purchasing the Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Note.

f. Investor Advised to Seek Representation. The Investor understands that nothing in this agreement or any other materials presented to the Investor in connection with the purchase and sale of the Note constitutes legal, tax or investment advice. The Company has advised the Investor to consult with such legal, tax and investment advisors as the Investor, in the Investor's sole discretion, deems necessary or appropriate in connection with the Investor's purchase of the Note.

g. Complete Information. All information provided by the Investor to the Company and in connection with the purchase of this Note is true, correct and complete as of the date set forth hereof, and if there should be any change in such information, the Investor will immediately provide the Company with such information. The Investor is not subject to backup withholding by the Internal Revenue Service (unless the Investor provides written notice to the Company that the Investor is subject to backup withholding).

h. Authority; Binding Agreement. The Investor represents and warrants to, and covenants with, the Company that (i) the Investor has full right, power, authority, and capacity to enter into this instrument and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this agreement, and (ii) this agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with the terms of such agreement, except as enforceability may be limited by applicable law.

i. Indemnification. The Investor agrees to indemnify and hold harmless the Company and its agents, officers and directors for any claims, judgments or expenses incurred as a result of any misrepresentation made by the Investor.

8. Default. Each of the following events shall be an "***Event of Default***" hereunder:

a. Borrower fails to make any payment due under this Note on the date the same becomes due and payable or within five business days thereafter;

b. Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

4

      c.   An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder all amounts owing hereunder shall automatically be immediately due, payable and collectible by the Lender pursuant to applicable law.

9.   Investor Information Rights: The Borrower will deliver to the Lenders unaudited annual financial statements no later than 90 days following the close of the fiscal year.

10.   Security: The Notes will be unsecured obligations of the Borrower.

11.   Subordination: This Note shall be subordinated to any Senior Debt. The Borrower hereby agrees, and by accepting this Note, the Lender hereby acknowledges and agrees, that so long as the Borrower is in default with respect to any Senior Debt, the Borrower will not make, and the Lender will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit the Lender from receiving and retaining any payment hereunder unless and until the Lender has received a Senior Debt Default Notice (which will be effective until waived in writing by the Senior Creditors).

12.   Parity with Other Notes. The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all the Notes. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Lenders on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

13.   Waiver. The Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

14.   Amendments. Any provision of this Note (other than the Amount of the Loan or the Repayment Amount) may be amended, waived or modified upon the written consent of the Borrower and the holders of a majority (by unpaid principal amount) of the Notes. Any provision of this Note may be amended by mutual agreement of the parties.

15.   Company's Right to Accept or Reject Investments. The Company may accept or reject any investments, in whole or in part. This means that the Company may sell to the Lender a Note in a smaller amount than the Lender invests or may choose not to sell the Note to the Lender. If the Company accepts the Lender's investment, in whole or in part, except as otherwise set forth on the Crowdfund Mainstreet platform, this Agreement will constitute an irrevocable commitment by the Lender to purchase the Note, and a copy of this Agreement will be executed by the Company and returned to the Lender. If the Company rejects The Lender's investment in whole or in part, the Company will return the payment tendered for any unissued portion of the investment.

16.   Expenses. The Company and the Lender will each bear their own legal and other expenses with respect to the financing.

17. Notice. Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email, facsimile, or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

If to the Company:	If to Investor:
Creamy Coconuts, LLC	**At the office of MiTec, PBC**
28304 Armour Street	**(dba Crowdfund MainStreet)**
Hayward, CA 94545	**2601 Blanding Ave. C528 Alameda, CA**
Phone Number: 510-395-5267	**94501**
Email: kai@kubenicecream.com	**c/o Investor** _____

18. Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

19. Successors and Assigns. The Note may be assigned by either party so long as such assignment complies with applicable laws and regulations. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

20. No Membership Rights. The Lender is not entitled, as a holder of this instrument, to vote or receive distributions or be deemed the holder of membership interests of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a member of the Borrower or any right to vote for the election of managers or directors or upon any matter submitted to members, or to give or withhold consent to any company action, or to receive notice of meetings, or to receive subscription rights or otherwise.

21. Tax Withholding. The Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

22. Not Effective Until Acceptable by Borrower. This agreement is not effective until the Borrower has accepted the Lender's funds.

23. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

24. Electronic Signatures. Investor may tender to the Company this Agreement by electronic means such as by email or facsimile. If Investor submits this Agreement to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

25.   **Severability.** If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

26.   **Entire Agreement.** This Agreement, along with agreements completed on the Crowdfund Mainstreet platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the Investor's purchase of the Note from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

[Signature page follows.]

INVESTOR:

[FOR ENTITY INVESTOR]
SIGNATURE]

Name: _____

By: _____

Title: _____

[FOR INDIVIDUAL INVESTOR]

Name(s) (Print): _____

By (Sign): _____

BORROWER:

CREAMY COCONUTS, LLC

By:_____

Name: Kai Nortey

Title: CEO, Member